BRANDON J. CAGE

Assistant Vice President, Counsel

Law Department

Phone: 949-219-3943

Fax: 949-219-3706

Brandon.Cage@pacificlife.com

September 8, 2017

Alberto H. Zapata

Senior Counsel

Disclosure Review and Accounting Office

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:                             Pacific Select Exec Separate Account of Pacific Life Insurance Company (811-05563)

Post-Effective Amendments to File Nos. 333-153022, 333-153027.

Dear Mr. Zapata:

On behalf of Pacific Life Insurance Company (“Pacific Life” or the “Company”), and Pacific Select Exec Separate Account of Pacific Life (811-05563) (hereinafter collectively referred to as “Registrant”), set forth below are responses to Staff comments received August 24, 2017 in connection with the above referenced Post-Effective Amendments on Form N-6, filed July 21, 2017.  All disclosure changes included in this response will be made to all registration statements referenced above.

1. Staff Comment: The third paragraph of the supplement states that the purpose of this supplement is to inform of an updated version of the Enhanced Policy Split Option Rider. The underlying prospectus contains a rider with the same name. If the version in this supplement is being added to the policy, provide a name for the updated rider that enables the reader to differentiate the new rider from the currently offered rider. In the alternative, please confirm supplementally, that the next time the full prospectus is updated, it will be clear which version is available.

Response: Consistent with similar changes that were made to other updated riders, and to provide clarity between the two different versions, we include cut-off dates so existing and prospective policy owners understand which version applies to them. In this instance, the cut-off date for obtaining the new version is on or after September 25, 2017. We provide this disclosure in the prospectus supplement where the rider name appears.

In addition, we hereby confirm that the next time we update the registration statements with full prospectuses, we will clarify which version of the rider is available before and after September 25, 2017.

2. Staff Comment: Please review and revise as applicable the formatting of the first bulleted language on the first page that states, “Enhanced Policy Split Option Rider (Only for Policies if your application (paper or by electronic submission) is dated on or after September 25, 2017).”

Response: We removed the first bulleted disclosure; the disclosure appears in the very next heading and paragraph.

3. Staff Comment: The second paragraph of the Enhanced Policy Split Option rider description states “This Rider will be included automatically with all policies where the older Insured is issue Age 79 or less, and where neither Insured has a substandard Risk Class or is uninsurable. There is no charge for this Rider.” Please explain supplementally, further specifics concerning the operation of the Enhanced Policy Split Option rider including (1) the types of Policies the Policy owner can exchange into, (2) the basis for the value transferred from the old Policy to the new Policy (i.e. Policy value, current cash surrender value, surrender charges, etc.), and (3) the types of loads, if any, that will be charged under the new Policies. Please also explain supplementally how the previously referenced items operate, to the extent that it is different, in the Policy Split Option rider currently in the prospectus.

Response: If a policy owner exercises the Enhanced Policy Split Option Rider due to the occurrence of an Exchange Event (which occurs under limited circumstances), the policy owners may exchange to any single life policy that we make available at the time of the exchange. The values (face amount and accumulated value less any policy debt) from the original policy will be split equally between the two new single life policies. There is no surrender charge applied to the amount transferred from the original policy to the two new policies. The new policies will have their own surrender charge and premium load schedules moving forward. The producer may receive limited compensation on the amount transferred to the new policies.

The older version (Policy Split Option) operates in a similar fashion, but does have a few differences. The older version is not limited to a specific triggering event (policies are generally split due to a final divorce decree), but requires evidence of insurability/new medical underwriting at the time the rider is exercised. The amount split between the two new policies does not have to be equal, and any policy debt is carried over to the new policies based on the percentage split. This rider includes a $200 administration fee which may be deducted when exercised.

Any version of this rider is attached at contract issue and there is no charge for the rider. The rider exists as a result of the purchase of a policy and that policy taking effect. This rider is not added as a result of an exchange offer or any promotion communicated to holders of securities and is generally exercised due to unforeseen events not contemplated at the time the policy was issued (e.g. changes in laws and regulations, or divorce).

4-6. Staff Comments: Please consider adding definitions for Exchange Event, Exchange date and last Exchange Policy Year in the glossary of the prospectus.

Response: We added the following definitions as a new “Rider Terms” subsection of the Enhanced Policy Split Option Rider:

“Rider Terms:

Exchange Date — The date the original policy terminates, which will be the next monthly payment date after we receive your written request and everything is in good order. The new policies will take effect on the Exchange Date.

Exchange Event — Is when either of the following federal estate tax law changes become effective by law:

•    Section 2056 of the Internal Revenue Code (“IRC”) as amended, or its successor, is nullified or amended to eliminate or reduce the Insureds’ federal estate tax marital deduction; or

•    Section 2001 of the IRC as amended, or its successor, is nullified or amended to eliminate or reduce the maximum estate tax rate to no more than half the maximum rate in effect on the issue date of the policy.

Last Exchange Policy Year — The last Policy year during which you can request to exchange the Policy for two new single life policies. This Rider provides no benefit after this year or after it is terminated.

The Last Exchange Policy Year is equal to:

•    Policy Year 3 if one of the Insureds’ issue age is from 70 to 79 and the other Insureds’ issue age is 79 or less, or

•    Policy Year 5 if both Insureds’ issue ages are under 70.”

I believe that the foregoing is responsive to Staff comments.  If you have any questions, please call me at (949) 219-3943. Thank you.

Sincerely,

/s/ Brandon J. Cage

Brandon J. Cage